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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                                DATA RACE, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                           Common Stock, no par value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                   237842109
--------------------------------------------------------------------------------
                                (CUSIP Number)


   John M. Liviakis, 2420 "K" St., #220, Sacramento, CA 95816, (916) 448-6084
--------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)


                               September 1, 1998
--------------------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


     POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
       CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM
                 DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.



SEC 1746 (2-98)

CUSIP No. 237842109
         --------------

  (1)     Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).

          Liviakis Financial Communications, Inc. 68-0311399
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group            (a)   [ ]
          (See Instructions)                                          (b)   [X]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     Source of Funds (See Instructions)
           OO, WC
          ---------------------------------------------------------------------

  (5)     Check if Disclosure of Legal Proceedings Is Required Pursuant
          to Items 2(d) or 2(e)                                             [ ]

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
          California
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                     1,446,475
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                      --
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                    1,446,475
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                                --
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
           1,446,475
          ---------------------------------------------------------------------

 (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares [X] (see Instructions)

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)
          10.0%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person (See Instructions)
           CO
          ---------------------------------------------------------------------

CUSIP No. 237842109
         --------------

  (1)     Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).

          John M. Liviakis
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group            (a)   [ ]
          (See Instructions)                                          (b)   [X]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     Source of Funds (See Instructions)
          PF
          ---------------------------------------------------------------------

  (5)     Check if Disclosure of Legal Proceedings Is Required Pursuant
          to Items 2(d) or 2(e)                                             [ ]

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
          United States
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                     61,400
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                      1,446,475
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                    61,400
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                                1,446,475
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
          1,507,875
          ---------------------------------------------------------------------

 (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares [X] (see Instructions)

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)
          10.4%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person (see Instructions)
          IN
          ---------------------------------------------------------------------

CUSIP No. 237842109
         ---------------------
1)     Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons

          Renee A. Liviakis
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                    (a)   [   ]
                                                                    (b)   [ X ]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     Source of Funds (See Instructions)          --

          ---------------------------------------------------------------------

  (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization

          United States
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
    Number of                  --
     Shares            --------------------------------------------------------
 Beneficially by       (8)     Shared Voting Power
    Owned by                   1,446,475
      Each             --------------------------------------------------------
    Reporting          (9)     Sole Dispositive Power
   Person With                 --
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                               1,446,475
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
          1,446,475
          ---------------------------------------------------------------------

 (12)     Check if Aggregate Amount in Row (11) Excludes Certain
          Shares (See Instructions)                                       [ X ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)
          10.0%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person (See Instructions)
          IN
          ---------------------------------------------------------------------

          ---------------------------------------------------------------------

          ---------------------------------------------------------------------

          ---------------------------------------------------------------------

          ---------------------------------------------------------------------

CUSIP No. 237842109
         ---------------------

  (1)     Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).

          Robert B. Prag
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                     (a)  [   ]
             ------------------------------------------------------------------

                                                                     (B)  [ X ]
             ------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     Source of Funds (See Instructions)
          00
          ---------------------------------------------------------------------

  (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
             United States
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
    Number of                  468,825
     Shares            --------------------------------------------------------
 Beneficially by       (8)     Shared Voting Power
    Owned by                   1,446,475
      Each             --------------------------------------------------------
    Reporting          (9)     Sole Dispositive Power
   Person With                 468,825
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                               1,446,475
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
             1,915,300
          ---------------------------------------------------------------------

 (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)
          13.2%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person (See Instructions)

            IN
          ---------------------------------------------------------------------

          ---------------------------------------------------------------------

          ---------------------------------------------------------------------

          ---------------------------------------------------------------------

          ---------------------------------------------------------------------

1.      SECURITY AND ISSUER.

        The title of the class of equity securities to which this statement relates is common stock, no par value (the "Common Stock"), issued by Data Race, Inc., a Texas corporation (the "Corporation"). The principal offices of the Corporation are located at 12400 Network Boulevard, San Antonio, Texas 78249.


2.      IDENTITY AND BACKGROUND.

        This amended statement is filed by Liviakis Financial Communications, Inc., a California corporation ("LFC"), John M. Liviakis ("JML"), Renee A. Liviakis ("RAL") and Robert B. Prag ("RBP").

        LFC's principal business is as a consultant in the areas of financial and investor public relations and communications. LFC's principal business and principal office address is 2420 "K" Street, Suite 220, Sacramento, California 95816.

        LFC's President is JML, its Senior Vice President is RBP, and its Treasurer, Chief Financial Officer and Secretary is RAL. JML, RBP and RAL are the only executive officers of LFC. The activities associated with these positions constitute the principal occupation and employment of JML, RBP and RAL. JML, RBP and RAL are LFC's only directors, and JML and RAL are its sole stockholders. JML, RBP and RAL are citizens of the United States, and their business address is LFC's principal business address listed above.

        During the last five years, none of LFC, JML, RBP and RAL has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and during such period none of them has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, the result of which was to subject such person to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        This Amendment No. 1 to Schedule 13D is being filed to include JML and RAL within the group filing this joint statement and to report (i) 1,446,475 shares of Common Stock held by LFC on September 3, 1998, (ii) 61,400 shares of Common Stock held by JML on September 3, 1998, and (iii) 468,825 shares of Common Stock held by RBP on September 3, 1998.

        1,406,475 and 468,825 shares of Common Stock were issued to LFC and RBP, respectively, by the Corporation pursuant to a Consulting Agreement dated effective as of July 13, 1998 by and between the Corporation and LFC (the "Consulting Agreement"). Under the Consulting Agreement, LFC undertakes to perform certain investor communications, financial and investor public relations, and related services for the Corporation. A copy of the Consulting Agreement was filed with the original Schedule 13D hereto as Exhibit "A".

        From August 28, 1998 through September 1, 1998, LFC purchased 40,000 shares of Common Stock in the open market at an aggregate cost of $57,458. The source of funds for those purchases was LFC's working capital. On August 28, 1998, JML purchased 61,400 shares of Common Stock in the open market at an aggregate cost of $100,357. The source of funds for those purchases was JML's personal funds.


4.      PURPOSE OF TRANSACTION.

        An aggregate of 1,875,300 shares of Common Stock were issued to LFC and RBP pursuant to the Consulting Agreement in consideration for consulting services to be performed by LFC for the Corporation. An aggregate of 101,400 shares of Common Stock were purchased by LFC and JML for investment purposes.

        LFC, JML and RBP have acquired and intend to hold the shares of Common Stock so acquired for investment purposes. LFC, JML, RAL and RBP may acquire additional shares of Common Stock for investment purposes from time to time, although they do not have any present plans to do so.

        LFC, JML, RAL and RBP have no plans or proposals which relate to or would result in: any extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Corporation or any subsidiary of the Corporation; the sale or transfer of a material amount of assets of the Corporation or any of its subsidiaries; any change in the Corporation's present Board of Directors or management; any material change in the present capitalization or dividend policy of the Corporation; any material change in the Corporation's business or corporate structure; any changes in the Corporation's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Corporation by any person; a class of securities of the Corporation being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of the Corporation becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or any similar action.

5.      INTEREST IN SECURITIES OF THE ISSUER.

        LFC has the sole power to direct the vote or disposition of the 1,446,475 shares of Common Stock owned by LFC. LFC would exercise its power to direct the vote or disposition of such securities through its officers and directors, JML, RBP and RAL.

        JML has the sole power to direct the vote or disposition of the 61,400 shares of Common Stock owned by JML. RAL has a community property interest in such shares.

        RBP has the sole power to direct the vote or disposition of the 468,825 shares of Common Stock owned by RBP.

        LFC disclaims any beneficial interest in any shares of Common Stock owned by JML or RBP. RBP disclaims any beneficial interest in any shares of Common Stock owned by LFC and JML, other than such beneficial interest in shares owned by LFC as arises out of RBP's service as an officer and director of LFC. JML and RAL disclaim any beneficial interest in any shares of Common Stock owned by RBP.

        The 1,446,475 shares of Common Stock that LFC owns, and as to which LFC has the sole power to direct the vote or disposition, represent approximately 10.0% of that class of securities. The 61,400 shares of Common Stock that JML owns, and as to which JML has the sole power to direct the vote or disposition, represent approximately 0.4% of that class of securities. The 468,825 shares of Common Stock that RBP owns, and as to which RBP has the sole power to direct the vote or disposition, represent approximately 3.2% of that class of securities. The 1,507,875 shares of Common Stock that LFC and JML in the aggregate own, and as to which either LFC or JML has the sole power to direct the vote or disposition, represent approximately 10.4% of that class of securities. The 1,976,700 shares of Common Stock that LFC, JML and RBP in the aggregate own, and as to which LFC, JML or RBP has the sole power to direct the vote or disposition, represent approximately 13.6% of that class of securities. In each case, the calculation of the percentage of the class of Common Stock is based on the 14,537,140 shares of Common Stock which the Corporation advised LFC were outstanding on August 24, 1998.

        During the past sixty days, LFC, JML, RAL and RBP have not engaged in any transactions in Common Stock, other than as hereinafter set forth:

        (a) On August 28, 1998, LFC purchased 10,000 shares of Common Stock at a price of $1.59 per share on the Nasdaq National Market System.

        (b) On August 31, 1998, LFC purchased 1,500 shares of Common Stock at a price of $1.34 per share on the Nasdaq National Market System.

        (c) On August 31, 1998, LFC purchased 8,500 shares of Common Stock at a price of $1.38 per share on the Nasdaq National Market System.

        (d) On September 1, 1998, LFC purchased 15,000 shares of Common Stock at a price of $1.34 per share on the Nasdaq National Market System.

        (e) On September 1, 1998, LFC purchased 5,000 shares of Common Stock at a price of $1.38 per share on the Nasdaq National Market System.

        (f) On August 28, 1998, JML purchased 1,000 shares of Common Stock at a price of $1.53 per share on the Nasdaq National Market System.

        (g) On August 28, 1998, LFC purchased 400 shares of Common Stock at a price of $1.56 per share on the Nasdaq National Market System.

        (h) On August 28, 1998, LFC purchased 60,000 shares of Common Stock at a price of $1.59 per share on the Nasdaq National Market System.


6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        The Corporation entered into the Consulting Agreement with LFC in consideration for consulting services to be performed by LFC pursuant to the Consulting Agreement from July 13, 1998 through March 15, 1999. In the Consulting Agreement, the Corporation grants to LFC and RBP certain rights to have shares of Common Stock registered under the Securities Act of 1933, as amended.

        Except for the Consulting Agreement, there are no contracts, arrangements, understandings or relationships between the persons named in Item 2 above and any person with respect to any securities of the Corporation.

7.      MATERIAL TO BE FILED AS EXHIBITS.

        Exhibit A - Consulting Agreement, dated effective July 13, 1998, by and between the Corporation and LFC.

        Exhibit B - Agreement of LFC and RBP pursuant to Rule 13d-1(f).

        Exhibit C - Agreement among LFC, JML, RAL and RBP pursuant to Rule 13d-1(f).

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: September 3, 1998                LIVIAKIS FINANCIAL COMMUNICATIONS, INC.


                                        By:/s/ John M. Liviakis
                                           ---------------------------------
                                               John M. Liviakis, President


                                           /s/ John M. Liviakis
                                        ------------------------------------
                                               John M. Liviakis


                                           /s/ Renee A. Liviakis
                                        ------------------------------------
                                               Renee A. Liviakis


                                           /s/ Robert B. Prag
                                        ------------------------------------
                                               Robert B. Prag

                                   EXHIBIT "C"


                        FOUR PARTY JOINT FILING AGREEMENT


        Liviakis Financial Communications, Inc., John M. Liviakis, Renee A. Liviakis and Robert B. Prag (collectively the "Parties" and individually a "Party") hereby agree that they shall file a single statement on Schedule 13D (as amended from time to time, the "Statement") with respect to their beneficial ownership of shares of Common Stock (the "Securities") of Data Race, Inc., a Texas corporation, on behalf of and in satisfaction of the obligations of all of the Parties and that they shall amend the Statement from time to time as required by rules promulgated under the Securities Exchange Act of 1934, as amended.

        Each of the Parties represents and warrants that such Party is eligible to use Schedule 13D with respect to information regarding the Securities and agrees to assume responsibility for the timely filing of the Statement and any amendments thereto. Each of the Parties hereby assumes responsibility for the completeness and accuracy of the information concerning such Party contained in the Statement. No Party shall be responsible for the completeness and accuracy of the information contained in the Statement concerning the other Parties, unless such Party knows or has reason to believe that such information is incomplete or inaccurate. The execution of the Statement, including any amendment thereto, by one of the Parties shall constitute a representation by such Party that the information concerning such Party contained therein is complete and accurate and that such Party neither knows nor has any reason to believe that the information concerning the other Parties contained therein is either incomplete or inaccurate.

        This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but which together shall constitute one and the same instrument.

        In Witness Whereof, the Parties have executed this Joint Filing Agreement this third day of September, 1998.

                                       LIVIAKIS FINANCIAL COMMUNICATIONS, INC.


                                       By: /s/ John M. Liviakis
                                          ---------------------------------

                                           /s/ John M. Liviakis
                                       ------------------------------------
                                               John M. Liviakis


                                           /s/ Renee A. Liviakis
                                       ------------------------------------
                                               Renee A. Liviakis


                                           /s/ Robert B. Prag
                                       ------------------------------------
                                               Robert B. Prag